                                                  Filed by Wells Fargo & Company
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                          Subject company: Wells Fargo & Company
                                                   Commission File No. 001-02979


          On April 10, 2000, Wells Fargo & Company issued the following press release:

     MEDIA                    INVESTORS
     Larry Haeg               Robert S. Strickland     Brad Hardy                  Scott Ulbrich
     Wells Fargo & Company    Wells Fargo & Company    First Security Corporation  First Security Corporation
     415-396-3070             415-396-0523             801-246-5976                801-246-5706
     wellsfargo.com                                    firstsecuritybank.com

      WELLS FARGO & COMPANY AND FIRST SECURITY CORPORATION AGREE TO MERGE

SAN FRANCISCO and SALT LAKE CITY, April 10, 2000 -- Wells Fargo & Company (NYSE:
WFC) and First Security Corporation (NASDAQ: FSCO) said today they have signed a definitive agreement for the merger of Wells Fargo and First Security. The combined company will be the largest banking franchise in deposits in Utah, Nevada, New Mexico, and Idaho, which comprise the nation's fastest growing regional economy.

First Security, based in Salt Lake City, at year-end 1999 had $23 billion in assets, 333 banking locations (including 45 in-store locations), 535 ATMs, and 9,600 employees. The company owns Utah's largest bank, is the second largest independent bank holding company in the western United States and the nation's oldest multi-state bank holding company, founded in June 1928. Among its subsidiaries are CrossLand Mortgage, which has 135 offices in 28 states and originated $14.5 billion in mortgages last year, and FS Van Kasper, a full service investment banking and brokerage business with 12 regional offices.

Under terms of the agreement, approved by the boards of both companies, First Security stockholders will receive 0.355 of a share of Wells Fargo common stock in exchange for each share of First Security common stock.

                                     (more)

The transaction is expected to be completed in the second half of this year. It is expected to be accounted for as a pooling of interests and requires approval from banking regulators and First Security shareholders. The transaction is expected to be tax-free for First Security stockholders.

In addition, First Security has granted to Wells Fargo an option exercisable, in whole or in part, under certain circumstances to purchase authorized but unissued shares of First Security common stock equal to 19.9 percent of First Security's shares currently outstanding.

The transaction, based on Wells Fargo's closing stock price of $43.6875 on April 3, 2000, values each First Security share at $15.50 for a total transaction value of approximately $3.2 billion. First Security has approximately 206 million diluted shares. The transaction exceeds Wells Fargo's internal rate of return goals and is expected to add to Wells Fargo's earnings per share in the second year of operations. For the integration of the two companies, Wells Fargo expects to incur merger and integration charges of approximately $375 million.

"After careful consideration of our alternatives, we believe it's in the long-term best interests of our employees, customers, communities and stockholders that First Security partner with an outstanding organization whose vision, values and history are very similar to ours," said Spencer F. Eccles, First Security's chairman and CEO. "Like First Security, Wells Fargo is committed to its employees, has a reputation for outstanding customer service and local decision-making, and is committed to being an outstanding corporate citizen.

                                     (more)

This combination will provide our customers with more convenience than ever before across virtually all of the midwestern and western United States. It also will provide our stockholders with an investment in a highly-regarded company with significant growth potential." Eccles is expected to be elected to the Wells Fargo board of directors.

"First Security and its outstanding team of people have earned a reputation as one of the best banking franchises in the western United States because they put customers and communities first," said Dick Kovacevich, Wells Fargo's President and Chief Executive Officer. "The customers and cultures of our two companies are remarkably similar. Both companies compete not just in banking but in the far larger, faster growing industry called financial services. First Security and Wells Fargo also share a commitment to people as a competitive advantage, outstanding customer service, local decision-making and community involvement. We look forward to combining our resources so we can satisfy all the financial needs of First Security's customers - individuals, small businesses, middle market businesses, farmers and ranchers, and large corporate customers - and help them succeed financially. Together, we want to be known as the premier provider of financial services in every single one of our communities across our combined banking franchise, soon to be 23 states."

To receive federal regulatory approval and comply with government anti-trust guidelines, Wells Fargo and First Security expect to sell about $1.2 billion of deposits and associated loans. First Security expects to release its first quarter 2000 earnings on April 19, 2000. First Security's earnings will reflect special charges incurred for its termination of the merger agreement with Zions Bancorporation.
                                     (more)

First Security has banking operations in seven states: Utah (138 locations), Idaho (87), New Mexico (45), Nevada (23), California (15), Oregon (14), and Wyoming (8).

Wells Fargo has banking operations in 22 states: Arizona (312 banking stores), California (1,006), Colorado (116), Idaho (17), Illinois (8), Indiana (43), Iowa
(43), Michigan (34), Minnesota (163), Montana (41), Nebraska (30), Nevada (116), New Mexico (93), North Dakota (26), Ohio (1), Oregon (126), South Dakota (51), Texas (430), Utah (24), Washington (136), Wisconsin (60), and Wyoming (9). By the end of this quarter, Wells Fargo is scheduled to enter its 23rd banking state with the acquisition of National Bancorp of Alaska which has $3 billion in assets and 54 banking locations.

Wells Fargo is a $218 billion diversified financial services company providing banking, insurance, investments, mortgage and consumer finance from more than 5,300 financial services stores and the Internet (wellsfargo.com) across North America and elsewhere internationally.

This news release has forward-looking statements about the financial condition, results of operations and business of Wells Fargo on a pro forma basis assuming completion of the proposed merger transaction with First Security. These include statements about: (a) the anticipated closing date of the merger; (b) the expected effect of the merger on Wells Fargo's future earnings per share; (c) the expenses expected to be incurred by Wells Fargo to integrate the two companies; (d) the accounting method Wells Fargo is expected to use to account for the merger; (e) the business opportunities and strategies expected for Wells Fargo and First Security after the merger; and (f) other statements that include the words "believes," "expects," "anticipates," "intends," "estimates," "should" or similar expressions.

These forward-looking statements involve risks and uncertainties. Factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements include, among other things:
(a) expected cost savings from the merger cannot be fully realized or realized within the expected time; (b) revenues following the merger are lower than expected; (c) costs or difficulties related to the integration of the businesses of Wells Fargo and First Security are greater than expected; and (d) the merger is accounted for as a purchase instead of a pooling of interests.

Wells Fargo's reports filed with the SEC, including Wells Fargo's Form 10-K for the year ended December 31, 1999, describe more factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements, including certain credit, market, operational, liquidity and interest rate risks associated with Wells Fargo's business and operations. Other factors described in Wells Fargo's December 31, 1999 Form 10-K include changes in business and economic conditions, competition, fiscal and monetary policies, customers choosing not to use banks for transactions, legislation, the combination of the former Norwest Corporation and the former Wells Fargo & Company, and other acquisitions by Wells Fargo.

                                  *    *    *

This news release may be deemed to be solicitation material in respect of the proposed acquisition of First Security by Wells Fargo through the merger of a wholly-owned subsidiary of Wells Fargo with and into First Security, pursuant to an Agreement and Plan of Reorganization, dated as of April 9, 2000, by and between First Security and Wells Fargo (including all exhibits attached thereto, the "Agreement"). This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission (SEC). First Security and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Spencer
F. Eccles, Morgan J. Evans, L. Scott Nelson, J. Pat McMurray, Brad D. Hardy, Scott C. Ulbrich, Michael P. Caughlin, Mark D. Howell and David R. Golden

Of these directors and executive officers, Spencer F. Eccles may be deemed a beneficial owner of approximately 6,999,381 million shares of First Security's common stock (constituting approximately 3.3% of the outstanding common stock). None of the other persons listed above owns more than 1% of the outstanding shares of First Security's common stock. The ownership information is as of December 31, 1999. In addition, in connection with the merger, each of Spencer
F. Eccles, Morgan J. Evans, L. Scott Nelson, J. Pat McMurray, Brad D. Hardy, Scott C. Ulbrich, Michael P. Caughlin, Mark D. Howell and David R. Golden has entered into an employment agreement that provides for payments in connection with continued employment after certain business combinations, including the merger.

In connection with the proposed merger, Wells Fargo will file a registration statement on Form S-4 with the SEC. Stockholders of First Security are encouraged to read the registration statement, including the proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) and from First Security's and Wells Fargo's corporate secretaries.
 -----------


                                     # # #